Exhibit 99.1

BESPOKE CAPITAL ACQUISITION CORP.

ANNUAL INFORMATION FORM

FISCAL YEAR ENDED DECEMBER 31, 2020

March 12, 2021

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INTRODUCTION

General

In this Annual Information Form (“AIF”), unless the context otherwise requires, the “Corporation”, “us”, “our” or “we” refers to Bespoke Capital Acquisition Corp. Please refer to the “Glossary” in this AIF for the definitions of other defined terms. Except where otherwise indicated, all references to dollar amounts and “$” are to United States dollars.

Unless otherwise indicated, the information contained herein is given as at December 31, 2020.

Forward-looking Statements

Certain statements contained in this AIF constitute “forward-looking information” for the purpose of applicable Canadian securities legislation (“forward-looking statements”). These statements reflect our management’s expectations with respect to future events, the Corporation’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under “Risk Factors” herein and in the Corporation’s long form non-offering prospectus dated March 12, 2021 (the “Non-Offering Prospectus”).

The forward-looking statements within this document are based on information currently available and what the Corporation currently believes are reasonable assumptions, including the material assumptions set out in the management’s discussion and analysis of the results of operations and the financial condition of the Corporation (“MD&A”) for the period ended December 31, 2021, as updated in subsequently filed MD&A of the Corporation (such documents are available under the Corporation’s SEDAR profile at www.sedar.com).

The assumptions, risks and uncertainties described above are not exhaustive and other events and risk factors could cause actual results to differ materially from the results and events discussed in the forward-looking statements. The forward-looking statements within this document reflect current expectations of the Corporation as at the date of this document and speak only as at the date of this document. Except as may be required by applicable law, the Corporation does not undertake any obligation to publicly update or revise any forward-looking statements.

Documents Incorporated by Reference

Certain sections of the Non-Offering Prospectus, which is available electronically at www.sedar.com, are explicitly incorporated by reference in this AIF. No part of the Non-Offering Prospectus is incorporated by reference except as explicitly referenced herein.

GLOSSARY OF TERMS

Except as otherwise defined or indicated herein, capitalized terms used herein have the following meanings:

“Advance Notice Provisions” has the meaning given to it under the heading “Capital Structure of the Corporation – Proportionate Voting Shares – Advance Notice Provisions”;

“AIF” has the meaning given to it under the heading “Introduction – General”;

“Amendment” has the meaning given to it under the heading “Risk Factors”;

“Audit Committee” has the meaning given to it under the heading “Disclosure of Corporate Governance Practices – Audit Committee”;

“BCBCA” means the Business Corporations Act (British Columbia), as it may be amended from time to time;

“Bespoke” means Bespoke Capital Partners, LLC, a limited liability company organized under the laws of the State of Delaware;

“CDS” means CDS Clearing and Depository Services Inc.;

“Charter of the Audit Committee” has the meaning given to it under the heading “Disclosure of Corporate Governance Practices – Audit Committee”;

“Class A Restricted Voting Shares” means the Class A restricted voting shares of the Corporation, which may be considered “restricted securities” within the meaning of such term under applicable Canadian securities laws, and each a “Class A Restricted Voting Share”;

“Class A Restricted Voting Units” means the Class A restricted voting units of the Corporation distributed to the public at an offering price of $10.00 per Class A Restricted Voting Unit under the IPO Prospectus, each comprised of one Class A Restricted Voting Share and one-half of a Warrant, and each a “Class A Restricted Voting Unit”;

“Class B Shares” means the Class B shares of the Corporation, also referred to as the Founder’s Shares, and each a “Class B Share”;

“Code” has the meaning given to it under the heading “Risk Factors”;

“Code of Business Conduct and Ethics” has the meaning given to it under the heading “Disclosure of Corporate Governance Practices – Ethical Business Conduct”;

“Common Shares” means the common shares in the capital of the Corporation expected to be issued and outstanding at the time of the closing of the qualifying acquisition;

“Compliance Provisions” has the meaning given to it under the heading “Capital Structure of the Corporation – Proportionate Voting Shares – Compliance Provisions”;

“Corporation” means Bespoke Capital Acquisition Corp., a corporation incorporated under the laws of the Province of British Columbia pursuant to the BCBCA;

“Escrow Agent” means TSX Trust Company, in its capacity as escrow agent, under the Escrow Agreement, and its successors and permitted assigns;

“Escrow Agreement” means the escrow agreement dated August 15, 2019, among the Corporation, the Escrow Agent, and the Underwriters;

“Exchange Agreement and Undertaking” means the transfer restrictions agreement and undertaking dated August 15, 2019, entered into by our Sponsor in favour of the TSX;

“Extraordinary Dividend” means any dividend, together with all other dividends payable in the same calendar year, that has an aggregate absolute dollar value which is greater than $0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

“forward-looking statements” has the meaning given to it under the heading “Introduction – Forward-looking Statements”;

“Founder’s Relinquished Shares” means the 1,062,500 Founder’s Shares relinquished by our Sponsor in connection with the partial exercise by the Underwriters of the Over-Allotment Option;

“Founder’s Shares” means the 10,062,500 Class B Shares issued to our Sponsor prior to the closing of the IPO of which 1,062,500 were relinquished in connection with the partial exercise by the Underwriters of the Over-Allotment Option;

“Founder’s Warrants” means the 12,000,000 share purchase warrants issued to our Sponsor at an offering price of $1.00 per Founder’s Warrant at the closing of the IPO, with each whole Founder’s Warrant entitling the holder thereof, commencing 65 days following the closing of our qualifying acquisition, to purchase one Class A Restricted Voting Share (and following the closing of a qualifying acquisition, one Common Share) at a price of $11.50 per share, subject to adjustment, and each, a “Founder’s Warrant”;

“FPI Condition” has the meaning given to it under the heading “Capital Structure of the Corporation – Proportionate Voting Shares – Conversion Conditions”;

“Incorporation Share” has the meaning given to it under the heading “Market for Securities – Prior Sales”;

“IPO” means the Corporation’s initial public offering of 36,000,000 Class A Restricted Voting Units offered to the public under the IPO Prospectus, including the partial exercise of the Over-Allotment Option;

“IPO Closing Date” means August 15, 2019, the closing date of the IPO;

“IPO Prospectus” means the Corporation’s final long form prospectus dated August 8, 2019;

“Make Whole Agreement and Undertaking” means the make whole agreement and undertaking dated August 15, 2019, entered into by our Sponsor in favour of the Corporation;

“Non-Offering Prospectus” means the non-offering prospectus of the Corporation dated March 12, 2021;

“Notice Date” has the meaning given to it under the heading “Capital Structure of the Corporation – Proportionate Voting Shares – Advance Notice Provisions”;

“Odd Lot” has the meaning given to it under the heading “Capital Structure of the Corporation – Proportionate Voting Shares – Take-Over Bid Protection”;

“Over-Allotment Option” means the option granted by the Corporation to the Underwriters to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, exercisable for a period of 30 days from the IPO Closing Date, to cover over-allotments, if any, and for market stabilization purposes;

“Over-Allotment Closing” means the closing of the Over-Allotment Option on September 13, 2019;

“Owning or Controlling” has the meaning given to it under the heading “Capital Structure of the Corporation – Proportionate Voting Shares – Compliance Provisions”;

“Permitted Timeline” means the allowable time period within which the Corporation must consummate its qualifying acquisition, being 18 months from the IPO Closing Date (or 21 months from the IPO Closing Date if the Corporation has executed a definitive agreement for a qualifying acquisition within 18 months from the IPO Closing Date but has not completed the qualifying acquisition within such 18-month period), as it may be extended or shortened as described in the IPO Prospectus;

“person” means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Proportionate Voting Shares” means the proportionate voting shares in the capital of the Corporation expected to be issued and outstanding at the time of the closing of the qualifying acquisition;

“PVS Offer” has the meaning given to it under the heading “Capital Structure of the Corporation – Proportionate Voting Shares – Take-Over Bid Protection”;

“qualifying acquisition” means the acquisition, directly or indirectly, of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which is intended to be consummated by the Corporation within the Permitted Timeline and in accordance with applicable law and as more fully described in this annual information form;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible at www.sedar.com;

“Shareholders’ Meeting” means the meeting of shareholders of the Corporation to be held, if required under applicable law, to vote on our qualifying acquisition;

“SPAC” has the meaning given to it under the heading “Description of the Business – Overview”;

“Sponsor” means Bespoke Sponsor Capital LP;

“State” means any state in the United States;

“Tax Act” means the Income Tax Act (Canada) including the regulations promulgated thereunder, as amended;

“Transaction” has the meaning given to it under the heading “General Development of the Business – Qualifying Acquisition”;

“Transaction Agreement” means the definitive purchase agreement entered into between the Corporation and VWE dated February 3, 2021;

“TSX” means the Toronto Stock Exchange;

“Underwriters” means Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc.;

“Underwriting Agreement” means the underwriting agreement dated August 8, 2019, among the Corporation, our Sponsor and the Underwriters;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Unsuitable Person” has the meaning given to it under the heading “Capital Structure of the Corporation – Proportionate Voting Shares – Compliance Provisions”;

“U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act”; means the United States Securities Act of 1933, as amended;

“VWE” means Vintage Wine Estates, Inc.;

“Warrant Agent” means TSX Trust Company;

“Warrant Agreement” means the warrant agency agreement between the Corporation and the Warrant Agent, dated August 15, 2019, as it may be amended from time to time;

“Warrants” means the share purchase warrants of the Corporation issued under the Warrant Agreement as a portion of the Class A Restricted Voting Units and the Founder’s Warrants and each a “Warrant”; and

“Winding-Up” means the liquidation and cessation of the business of the Corporation, upon which the Corporation shall be permitted to use up to a maximum of $50,000 of any interest and other amounts earned from the proceeds in the escrow account to pay actual and expected costs and expenses in connection with applications to cease to be a reporting issuer and winding-up and dissolution expenses, as determined by the Corporation.

CORPORATE STRUCTURE

Name, Address and Incorporation

Bespoke Capital Acquisition Corp. was incorporated under the Business Corporations Act (British Columbia) on July 8, 2019. Our head office is located at 115 Park Street, 3rd Floor, London, W1K 7AP and our registered office is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada.

On August 14, 2019, the Corporation’s notice of articles were amended to provide for three new classes of shares in addition to Class B Shares: the Class A Restricted Voting Shares, the Common Shares and the Proportionate Voting Shares. On August 15, 2019, the Corporation completed its IPO and the Corporation’s Class A Restricted Voting Units commenced trading on the TSX under the symbol “BC.V”. Effective September 24, 2019, the Class A Restricted Voting Units, each consisting of one Class A Restricted Voting Share and one-half of a Warrant, separated. Upon separation, the Class A Restricted Voting Shares and Warrants underlying the Class A Restricted Voting Units commenced trading separately on the TSX under the symbols “BC.U” and “BC.WT.U”, respectively.

The Corporation’s articles include, among other provisions, a provision providing for a forum for adjudication of certain disputes, whereby unless the Corporation approves or consents in writing to the selection of an alternative forum, the courts of the Province of British Columbia and appellate courts therefrom shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation; (iii) any action asserting a claim arising pursuant to any provision of the BCBCA or the articles of the Corporation (as they may be amended from time to time); or (iv) any action asserting a claim otherwise related to the relationships among the Corporation, its affiliates and their respective shareholders, directors and/or officers, but does not include claims related to the business carried on by the Corporation or such affiliates. Any person or entity owning, purchasing or otherwise acquiring any interest, including without limitation any registered or beneficial ownership thereof, in the securities of the Corporation shall be deemed to have notice of and consented to the provisions of the articles.

GENERAL DEVELOPMENT OF THE BUSINESS

Initial Public Offering

On August 15, 2019, the Corporation closed its initial public offering of 35,000,000 Class A Restricted Voting Units at a price of $10.00 per Class A Restricted Voting Unit for gross proceeds of $350,000,000. On September 13, 2019, the Corporation closed the partial exercise by the Underwriters of the Over-Allotment Option to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit for gross proceeds of $10,000,000. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share and one-half of a Warrant. The Class A Restricted Voting Units commenced trading on the TSX on August 15, 2019 and effective September 24, 2019, the Class A Restricted Voting Shares and the Warrants underlying the Class A Restricted Voting Units commenced trading separately on the TSX.

Prior to the IPO Closing Date, our Sponsor purchased 10,062,500 Class B Shares (being the Founder’s Shares), of which 1,062,500 Founder’s Shares (being the Founder's Relinquished Shares) were relinquished in connection with the partial exercise by the Underwriters of the Over-Allotment Option, for an aggregate price of $25,000, or approximately $0.0028 per Founder’s Share after taking into account the Founder’s Relinquished Shares. In addition, concurrent with the closing of the IPO, the Sponsor purchased 12,000,000 share purchase warrants (being the Founder’s Warrants) at an offering price of $1.00 per Founder’s Warrant for an aggregate purchase price of $12,000,000.

On or following completion of a qualifying acquisition, each Class A Restricted Voting Share (unless previously redeemed) will be automatically converted into one Common Share and each Class B Share will be automatically converted on a 100-for-1 basis into Proportionate Voting Shares.

The IPO was undertaken by the Corporation pursuant to the terms of the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Corporation paid $6,300,000 to the Underwriters, being part of the Underwriters’ commission. The balance of the Underwriters’ commission, being $13,500,000, will be paid to the Underwriters upon the closing of our qualifying acquisition from the funds held in the escrow account provided that a portion may be payable to parties of the Corporation’s choosing, as described in the IPO Prospectus.

Following the IPO, the Corporation placed $10.00 per Class A Restricted Voting Share (an aggregate of $360,000,000) in an escrow account with the Escrow Agent. The terms of the Escrow Agreement provide that, subject to applicable laws, none of the funds held in the escrow account will be released from the escrow account until the earliest of: (i) the closing of our qualifying acquisition within the Permitted Timeline; (ii) a redemption (on the closing of a qualifying acquisition or on an extension of the Permitted Timeline) of, or an automatic redemption of, Class A Restricted Voting Shares; and (iii) a Winding-Up. Proceeds held in the escrow account may also be used to satisfy the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds (including, if applicable, under Part VI.1 of the Tax Act arising in connection with the redemption of the Class A Restricted Voting Shares), and for payment of certain expenses.

The escrowed funds will also be used to pay the deferred underwriting commission in the amount of $13,500,000, which (subject to availability, failing which any shortfall shall be made up from other sources) will be payable by the Corporation to the Underwriters (or to parties of the Corporation’s choosing, as described in the IPO Prospectus) upon the closing of our qualifying acquisition. The per share amount will be distributed to holders of Class A Restricted Voting Shares who properly redeem their shares, which will not be reduced by the deferred underwriting commission. Our Sponsor, as the holder of the Class B Shares, does not have access to, and cannot benefit from, any proceeds held in the escrow account, and as such, does not have any redemption rights with respect to its Class B Shares. The qualifying acquisition must occur within a Permitted Timeline, being 18 months from the IPO Closing Date (or 21 months from the IPO Closing Date if the Corporation has executed a definitive agreement for a qualifying acquisition within 18 months of the IPO Closing Date but have not completed the qualifying acquisition within such 18-month period). The Permitted Timeline could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval of the Corporation’s board of directors. If we are unable to complete a qualifying acquisition within the Permitted Timeline, we will redeem the Class A Restricted Voting Units using the cash held in the escrow account.

DESCRIPTION OF THE BUSINESS

Overview

Bespoke Capital Acquisition Corp. is a special purpose acquisition corporation (“SPAC”) incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which we refer to throughout this AIF as our “qualifying acquisition”.

Qualifying Acquisition

On February 3, 2021, the Corporation announced that it had entered into a definitive purchase agreement (the “Transaction Agreement”) with Vintage Wine Estates, Inc. (“VWE”) pursuant to which, among other things, the Corporation shall acquire, directly or indirectly, all of the equity of VWE by way of a merger between VWE and a newly formed Delaware subsidiary of the Corporation (the “Transaction”). The Transaction will constitute the Corporation’s qualifying acquisition.

A description of the qualifying acquisition and details regarding Transaction Agreement are described under the headings “Corporate Structure ”and “The Business of VWE” in the Non-Offering Prospectus, each of which such sections is incorporated by reference in this AIF.

CAPITAL STRUCTURE OF THE CORPORATION

General

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares, Class B Shares, Common Shares, and Proportionate Voting Shares, each without nominal or par value. Prior to the closing of the qualifying acquisition, the Corporation will not issue any Common Shares or Proportionate Voting Shares. Following the closing of the qualifying acquisition, the Corporation will not issue any Class A Restricted Voting Shares or Class B Shares. Our Sponsor holds 9,000,000 Class B Shares (representing the Founder’s Shares after taking into account the Founder’s Relinquished Shares) and 12,000,000 Founder’s Warrants. The Class A Restricted Voting Shares may be considered “restricted securities” within the meaning of such term under applicable Canadian securities laws.

The following description summarizes the material terms of our share capital. Because it is only a summary, it may not contain all the information that is important to you. For a complete description, please refer to our notice of articles, articles and the Warrant Agreement filed on SEDAR at www.sedar.com.

Class A Restricted Voting Units

Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share and one-half of a Warrant. Each whole Warrant will entitle the holder to purchase one Class A Restricted Voting Share (and on or immediately following the closing of a qualifying acquisition, each whole Warrant would represent the entitlement to purchase one Common Share). The Warrants will become exercisable commencing 65 days after the completion of our qualifying acquisition. As the outstanding Class A Restricted Voting Shares are to be automatically converted into Common Shares on completion of our qualifying acquisition, each whole Warrant outstanding will be exercisable for one Common Share, and at no time are the Warrants expected to be exercisable for Class A Restricted Voting Shares.

The Class A Restricted Voting Units commenced trading on the TSX on August 15, 2019 and effective September 24, 2019, the Class A Restricted Voting Shares and the Warrants underlying the Class A Restricted Voting Units commenced trading separately on the TSX.

Class A Restricted Voting Shares and Class B Shares

The following shares of the Corporation are outstanding:

•	36,000,000 Class A Restricted Voting Shares forming part of the Class A Restricted Voting Units (before the exercise of Warrants); and

•	9,000,000 Class B Shares (being the Founder’s Shares net of the Founder’s Relinquished Shares).

The Founder’s Shares represent 20% of the issued and outstanding shares of the Corporation (including the Class A Restricted Voting Shares). Our Sponsor agreed pursuant to the Exchange Agreement and Undertaking not to transfer any of its Founder’s Shares or Founder’s Warrants until after the closing of the qualifying acquisition, in each case other than transfers required due to the structuring of the qualifying acquisition or unless otherwise permitted by the TSX. Any Class A Restricted Voting Shares purchased by our Sponsor would not be subject to the restrictions set out in the Exchange Agreement and Undertaking.

On or immediately following the closing of the qualifying acquisition, each Class A Restricted Voting Share would, unless previously redeemed, be automatically converted into one Common Share, as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like.

The holders of the Class A Restricted Voting Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval (including any proposed extension to the Permitted Timeline and approval of the qualifying acquisition if otherwise required under applicable law) other than the election and/or removal of directors and auditors prior to closing of a qualifying acquisition. The Corporation is not required to hold an annual meeting of shareholders prior to the closing of the qualifying acquisition provided that an annual update is disseminated via press release and filed on SEDAR or otherwise made publicly available.

The holder(s) of the Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of an extension of the Permitted Timeline, which will only be voted upon by holders of Class A Restricted Voting Shares, as further described in the IPO Prospectus.

Only holders of Class A Restricted Voting Shares are entitled to have their shares redeemed, as further described below, and receive the escrow proceeds (net of applicable taxes and other permitted deductions) in the event a qualifying acquisition does not occur within the Permitted Timeline, in the event of a qualifying acquisition, and in the event of an extension to the Permitted Timeline. Our Sponsor, as the holder of the Class B Shares, does not have access to, and cannot benefit from, any proceeds held in the escrow account, and as such, does not have any redemption rights with respect to their Class B Shares. Our Sponsor will, however, be entitled to such redemption rights using proceeds from the escrow account with respect to any Class A Restricted Voting Shares it may acquire. The holders of Class A Restricted Voting Shares and Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Consummation of the qualifying acquisition will require approval by a majority of our directors unrelated to the qualifying acquisition. In connection with seeking to complete a qualifying acquisition, we will provide holders of our Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the deadline specified by the Corporation, following public disclosure of the details of the qualifying acquisition and prior to the closing of the qualifying acquisition, of which prior notice had been provided to the holders of the Class A Restricted Voting Shares by any means permitted by the TSX, not less than 21 days nor more than 60 days in advance of such deadline, in each case, with effect, subject to applicable law, immediately prior to the closing of our qualifying acquisition, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in the IPO Prospectus. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commission per Class A Restricted Voting Share held in escrow. If approval of the qualifying acquisition is otherwise required under applicable law, holders of Class A Restricted Voting Shares shall have the option to redeem their Class A Restricted Voting Shares irrespective of whether they vote for or against, or do not vote on, the qualifying acquisition at any Shareholders Meeting, as further described in the IPO Prospectus. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the Shareholders Meeting (if such meeting is required under applicable law). Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares for redemption. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

In connection with any shareholders meeting to vote on an extension to the Permitted Timeline, we will provide holders of our Class A Restricted Voting Shares with the opportunity to deposit for redemption all or a portion of their Class A Restricted Voting Shares provided that they deposit their shares for redemption prior to the second business day before such meeting in respect of the extension. Upon the requisite approval of the extension of the Permitted Timeline, and subject to applicable law, we will be required to redeem such Class A Restricted Voting Shares so deposited for redemption at an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time of the meeting in respect of the extension, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares; and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. For greater certainty, such amount will not be reduced by the deferred underwriting commission per Class A Restricted Voting Unit held in the escrow account.

Holders of Class A Restricted Voting Shares who redeem or sell their Class A Restricted Voting Shares will continue to have the right to exercise any Warrants they may hold if the qualifying acquisition is consummated.

We are unable to estimate the amount per Class A Restricted Voting Share which we expect in the escrow account as at the end of the Permitted Timeline due to recent market conditions, the low interest rate environment and the expected uncertainty and volatility going forward. Due to rate cuts by central banks introduced as a result of the coronavirus epidemic, yields on instruments that are the obligation of, or guaranteed by, the federal government of the United States, which are instruments that the Corporation intends to invest in, have decreased significantly since the IPO Closing Date which will affect the interest the Corporation is expected to earn on the proceeds held in the escrow account.

The remaining unredeemed Class A Restricted Voting Shares would then be automatically converted on or immediately following the closing of the qualifying acquisition into one Common Share each (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like), and the residual escrow account balance would be available to the Corporation and the Underwriters, as applicable.

Notwithstanding the foregoing redemption rights, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the closing of the IPO. This limitation will not apply in the event a qualifying acquisition does not occur within the Permitted Timeline, or in the event of an extension to the Permitted Timeline. By its election to redeem, each registered holder (other than CDS) and each beneficial holder of Class A Restricted Voting Shares shall be required to represent or shall be deemed to have represented to the Corporation that, together with any affiliate of such holder and any other person with whom such holder or affiliate is acting jointly or in concert, he, she or it is not redeeming Class A Restricted Voting Shares with respect to more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the closing of the IPO.

If we are unable to consummate a qualifying acquisition within the Permitted Timeline, we will be required to redeem, as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrow funds available in the escrow account including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account; (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares; and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation. Our Sponsor, as the holder of the Class B Shares, does not have any such redemption rights; however, our Sponsor will be entitled to such redemption payments from the escrow account with respect to any Class A Restricted Voting Shares it may acquire if we fail to complete our qualifying acquisition or seek an extension to the Permitted Timeline.

Upon such redemption, the rights of the holders of Class A Restricted Voting Shares as shareholders will be completely extinguished (including the right to receive further liquidation distributions, if any). Subject to the prior rights of the holders of Class A Restricted Voting Shares, and whether prior to or following the Permitted Timeline, the Class B Shares would be entitled to receive the remaining property and assets of the Corporation available for distribution, after payment of liabilities, upon the Winding-Up of the Corporation, whether voluntary or involuntary, subject to applicable law.

Pursuant to the articles of the Corporation, no further Class B Shares or Class A Restricted Voting Shares may be issued commencing on the day following the closing of the qualifying acquisition.

Common Shares

Pursuant to the articles of the Corporation, no Common Shares may be issued prior to the closing of the qualifying acquisition, except in connection with such closing.

The holders of the Common Shares shall be entitled to receive notice of, and to attend and vote at all meetings of, the shareholders of the Corporation (except where solely the holders of one or more other specified classes of shares (other than the Common Shares) shall be entitled to vote at a meeting, in which case, only such holders shall be entitled to receive notice of, and attend and vote at, such meeting). Each Common Share shall confer the right to one vote.

Following the closing of the qualifying acquisition, as applicable, the holders of the Common Shares (including those into which any remaining Class A Restricted Voting Shares have been converted) will also be entitled to receive any dividends on an equal per share basis if, as and when declared by our board of directors.

Subject to the prior rights of the holders of the Class A Restricted Voting Units (and the underlying Class A Restricted Voting Shares and Warrants) and applicable law, in the event of the Winding-Up or dissolution of the Corporation, whether voluntary or involuntary, and whether prior to or following the Permitted Timeline, the holders of the Common Shares (or the holders of the Class B Shares, as applicable) shall be entitled to receive the remaining property of the Corporation on a pro-rata basis.

A holder of Common Shares may at any time, at the option of the holder and with the consent of the Corporation, convert such Common Shares into Proportionate Voting Shares on the basis of 100 Common Shares for one Proportionate Voting Share.

Proportionate Voting Shares

Generally, the Common Shares and the Proportionate Voting Shares will have the same rights, will be equal in all respects and will be treated by the Corporation as if they were shares of one class only. No Common Shares or Proportionate Voting Shares will be issued prior to the closing of the qualifying acquisition.

Conversion Rights and Transfers

Issued and outstanding Proportionate Voting Shares, including fractions thereof, may at any time, subject to the FPI Condition, as defined below, at the option of the holder, be converted into Common Shares at a ratio of 100 Common Shares per Proportionate Voting Share with fractional Proportionate Voting Shares convertible into Common Shares at the same ratio. Further, the board of directors may determine in the future that it is no longer advisable to maintain the Proportionate Voting Shares as a separate class of shares and may cause all of the issued and outstanding Proportionate Voting Shares to be converted into Common Shares at a ratio of 100 Common Shares per Proportionate Voting Share with fractional Proportionate Voting Shares convertible into Common Shares at the same ratio and the board of directors shall not be entitled to issue any more Proportionate Voting Shares under the articles of the Corporation thereafter.

The Proportionate Voting Shares are not transferrable without approval of the board of directors, except to Permitted Holders and in compliance with U.S. securities laws.

Conversion Conditions

The right of the Proportionate Voting Shares to convert into Common Shares is subject to certain conditions in order to maintain the Corporation’s status as a “foreign private issuer” under U.S. securities laws. Unless otherwise waived by the board of directors of the Corporation, the right to convert the Proportionate Voting Shares is subject to the condition that the aggregate number of Common Shares and Proportionate Voting Shares (calculated as a single class) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Securities Exchange Act of 1934, as amended) may not exceed forty percent (40%) of the aggregate number of Common Shares and Proportionate Voting Shares issued and outstanding after giving effect to such conversions (calculated as a single class) (the “FPI Condition”).

A holder of Common Shares may at any time, at the option of the holder and with the consent of the Corporation, convert such Common Shares into Proportionate Voting Shares on the basis of 100 Common Shares for one Proportionate Voting Share.

No fractional Common Shares will be issued on any conversion of any Proportionate Voting Shares and any fractional Common Shares will be rounded down to the nearest whole number. For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person.

“Permitted Holders” means (i) the initial holders of Proportionate Voting Shares, as applicable, on closing of the qualifying acquisition; and (ii) any Affiliate or Person controlled, directly or indirectly, by one or more of the Persons referred to in clause (i) above.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company. A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Voting Rights

All holders of Proportionate Voting Shares and Common Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the BCBCA. A quorum for the transaction of business at a meeting of shareholders is present if shareholders who, together, hold not fewer than 25% of the votes attaching to the outstanding voting shares entitled to vote at the meeting are present in person or represented by proxy.

On all matters upon which holders of Proportionate Voting Shares and Common Shares are entitled to vote:

•	each Common Share is entitled to one vote per Common Share; and

•	each Proportionate Voting Share is entitled to 100 votes per Proportionate Voting Share, and each fraction of a Proportionate Voting Share is entitled to the number of votes calculated by multiplying the fraction by 100.

The number of votes represented by fractional Proportionate Voting Shares will be rounded down to the nearest whole number. Unless a different majority is required by law or the articles of the Corporation, resolutions to be approved by holders of Common Shares and Proportionate Voting Shares require approval by a simple majority of the total number of votes of all Common Shares and Proportionate Voting Shares cast at a meeting of shareholders at which a quorum is present based on the voting entitlements of each class of shares described above.

Dividend Rights

Holders of Common Shares and Proportionate Voting Shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the board of directors may from time to time determine on the following basis, and otherwise without preference or distinction among or between the Common Shares and Proportionate Voting Shares: each Proportionate Voting Share will be entitled to 100 times the amount paid or distributed per Common Share (including by way of share dividends, which holders of Proportionate Voting Shares will receive in Proportionate Voting Shares, unless otherwise determined by the board of directors) and each fraction of a Proportionate Voting Share will be entitled to the applicable fraction thereof. See “Conversion Rights and Transfers” above.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Common Shares and Proportionate Voting Shares will be entitled to receive all of the Corporation’s assets remaining after payment of all debts and other liabilities on the basis that each Proportionate Voting Share will be entitled to 100 times the amount distributed per Common Share (and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount otherwise payable in respect of a whole Proportionate Voting Share), and otherwise without preference or distinction among or between the shares. See “Conversion Rights and Transfers” above.

Pre-emptive and Redemption Rights

Holders of Common Shares and Proportionate Voting Shares will not have any pre-emptive or redemption rights.

Subdivision or Consolidation

No subdivision or consolidation of any class of Common Shares or Proportionate Voting Shares may be carried out unless, at the same time, the Common Shares and Proportionate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis, so as to preserve the relative rights of the holders of each class of shares.

Certain Amendments

In addition to any other voting right or power to which the holders of Common Shares and Proportionate Voting Shares shall be entitled by law or regulation or other provisions of the articles of the Corporation from time to time in effect, but subject to the provisions of the articles of the Corporation, holders of Common Shares and Proportionate Voting Shares shall each be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of our articles which would adversely affect the rights or special rights of the holders of Common Shares or Proportionate Voting Shares, or which would affect the rights of the holders of the Common Shares and the holders of Proportionate Voting Shares differently, on a per share basis, including an amendment to the terms of the articles that provide that any Proportionate Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Common Shares.

Pursuant to the articles of the Corporation, holders of Common Shares and Proportionate Voting Shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the BCBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of the Common Shares and Proportionate Voting Shares, each voting separately as a class.

Issuance of Additional Proportionate Voting Shares

The Corporation may issue additional Proportionate Voting Shares upon the approval of the board of directors. Approval is not required in connection with a subdivision or consolidation on a pro rata basis as between the Common Shares and the Proportionate Voting Shares.

Take-Over Bid Protection

If an offer is being made for Proportionate Voting Shares (a “PVS Offer”) where: (i) by reason of applicable securities legislation or stock exchange requirements, the offer must be made to all holders of the class of Proportionate Voting Shares; and (ii) no equivalent offer is made for the Common Shares, the holders of Common Shares have the right, pursuant to the articles of the Corporation, at their option, to convert their Common Shares into Proportionate Voting Shares at a ratio of one Proportionate Voting Share per 100 Common Shares for the purpose of allowing the holders of the Common Shares to tender to such PVS Offer, provided that such conversion into Proportionate Voting Shares will be solely for the purpose of tendering the Proportionate Voting Shares to the PVS Offer in question and that any Proportionate Voting Shares that are tendered to the PVS Offer but that are not, for any reason, taken up and paid for by the offeror will automatically be reconverted into the Common Shares that existed prior to such conversion.

In the event that holders of Common Shares are entitled to convert their Common Shares into Proportionate Voting Shares at a ratio of one Proportionate Voting Share per 100 Common Shares in connection with a PVS Offer pursuant to (ii) above, holders of an aggregate of Common Shares of less than 100 (an “Odd Lot”) will be entitled to convert all but not less than all of such Odd Lot of Common Shares into an applicable fraction of one Proportionate Voting Share, provided that such conversion into a fractional Proportionate Voting Share will be solely for the purpose of tendering the fractional Proportionate Voting Share to the PVS Offer in question and that any fraction of a Proportionate Voting Share that is tendered to the PVS Offer but that is not, for any reason, taken up and paid for by the offeror will automatically be reconverted into the Common Shares that existed prior to such conversion.

Compliance Provisions

The Corporation’s notice of articles and articles, among other things, facilitate compliance with applicable regulatory and/or licensing regulations. In particular, the articles contain certain provisions (the “Compliance Provisions”), including a combination of certain remedies such as an automatic suspension of voting and/or dividend rights, a discretionary right to force a share transfer to a third party and/or a discretionary redemption right in favour of the Corporation, in each case to seek to ensure that the Corporation and its subsidiaries are able to comply with applicable regulatory and licensing regulations. The purpose of the Compliance Provisions is to provide the Corporation with a means of protecting itself from having a shareholder or a group of shareholders acting jointly or in concert, with an ownership interest of, whether of record or beneficially (or having the power to exercise control or direction over) (“Owning or Controlling”), five percent (5%) or more of the issued and outstanding shares of the Corporation, or such other number as is determined by the board of directors from time to time, and: (i) who a governmental authority granting licenses to, or otherwise governing the operations of, the Corporation or its subsidiaries has determined to be unsuitable to own Common Shares and/or Proportionate Voting Shares, as applicable; (ii) whose ownership of Common Shares and/or Proportionate Voting Shares, as applicable, may reasonably result in the loss, suspension or revocation (or similar action) with respect to any licenses or permits relating to the Corporation or its subsidiaries’ conduct of business (being the conduct of any activities relating to the cultivation, manufacturing and dispensing of cannabis and cannabis-derived products in the United States, which include the owning and operating of cannabis licenses) or in the Corporation being unable to obtain any new licenses or permits in the normal course, all as determined by the board of directors; or (iii) who have not been determined by the applicable regulatory authority to be an acceptable person or otherwise have not received the requisite consent of such regulatory authority to own the Common Shares and/or Proportionate Voting Shares, as applicable, in each case within a reasonable time period acceptable to the board of directors or prior to acquiring any Common Shares and/or Proportionate Voting Shares, as applicable (in each case, an “Unsuitable Person”). The ownership restrictions in the Corporation’s notice of articles and articles are also subject to an exemption for applicable depositaries and clearing houses as well as underwriters (as defined in the Securities Act (Ontario)) in the course of a distribution of securities of the Corporation.

Notwithstanding the foregoing, the Compliance Provisions provide that any shareholder (or group of shareholders acting jointly or in concert) proposing to Own or Control five percent (5%) or more of the issued and outstanding shares of the Corporation (or such other number as is determined by the board of directors from time to time) will be required to provide not less than 30 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Corporate Secretary and to obtain all necessary regulatory approvals. Upon any such shareholder(s) Owning or Controlling five percent (5%) or more of the issued and outstanding shares of the Corporation (or such other number as is determined by the board of directors from time to time), and having not received the requisite approval of any applicable regulatory authority to own the Common Shares and/or Proportionate Voting Shares, as applicable, the Compliance Provisions will provide: (i) that such shareholder(s) may, in the discretion of the board of directors, be prohibited from exercising any voting rights and/or receiving any dividends from the Corporation, unless and until all requisite regulatory approvals are obtained; and (ii) the Corporation with a right, but not the obligation, at its option, upon notice to the Unsuitable Person, to: (A) redeem any or all Common Shares and/or Proportionate Voting Shares, as applicable, directly or indirectly held by an Unsuitable Person; and/or (B) forcibly transfer any or all Common Shares and/or Proportionate Voting Shares, as applicable, held directly or indirectly by an Unsuitable Person to a third party. Such rights are required in order for the Corporation to comply with regulations in various jurisdictions where the Corporation or its subsidiaries may conduct business.

Upon receipt by the holder of a notice to redeem or to transfer any or all of its Common Shares and/or Proportionate Voting Shares, the holder will be entitled to receive, as consideration therefor, no less than 95% of the lesser of: (i) the closing price of the Common Shares on the TSX (or the then principal exchange on which the Corporation’s securities are quoted for trading) on the trading day immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified date); and (ii) the five-day volume weighted average price of the Common Shares on the TSX (or the then principal exchange on which the Corporation’s securities are quoted for trading) for the five trading days immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified dates).

Further, a holder of the Common Shares and/or Proportionate Voting Shares, as applicable, will be prohibited from acquiring five percent (5%) or more of the issued and outstanding shares of the Corporation, directly or indirectly, in one or more transactions, without providing 30 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Corporate Secretary. The foregoing restriction will not apply to the ownership, acquisition or disposition of Common Shares and/or Proportionate Voting Shares, as applicable, as a result of: (i) the transfer of Common Shares and/or Proportionate Voting Shares, as applicable, occurring by operation of law including, inter alia, the transfer of Common Shares and/or Proportionate Voting Shares, as applicable, to a trustee in bankruptcy; (ii) an acquisition or proposed acquisition by one or more underwriters who hold Common Shares and/or Proportionate Voting Shares, as applicable, for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with the foregoing restriction; or (iii) the conversion, exchange or exercise of securities issued by the Corporation or a subsidiary into or for Common Shares and/or Proportionate Voting Shares, as applicable, in accordance with their respective terms. If the board of directors reasonably believes that any such holder of the Common Shares may have failed to comply with the foregoing restrictions, the Corporation may apply to the Supreme Court of British Columbia, or any other court of competent jurisdiction, for an order directing that such shareholder disclose the number of Common Shares and/or Proportionate Voting Shares, as applicable, directly or indirectly held.

Notwithstanding the adoption of the Compliance Provisions, the Corporation may not be able to exercise such rights in full or at all, including its redemption rights. Under the BCBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that the company is unable to pay its liabilities as they become due in the ordinary course of its business or if making the payment of the redemption price or providing the consideration would cause the company to be unable to pay its liabilities as they become due in the ordinary course of its business. Furthermore, the Corporation may become subject to contractual restrictions on its ability to redeem its Common Shares and/or Proportionate Voting Shares, as applicable, by, for example, entering into a secured credit facility subject to such restrictions. In the event that restrictions prohibit the Corporation from exercising its redemption rights in part or in full, the Corporation will not be able to exercise its redemption rights absent a waiver of such restrictions, which the Corporation may not be able to obtain on acceptable terms or at all.

Advance Notice Provisions

The Corporation has included certain advance notice provisions with respect to the election of its directors in its articles (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of director nominations to the board of directors and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide the Corporation, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not fewer than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date (the “Notice Date”) of the annual meeting of shareholders is less than 50 days before the meeting date, not later than the close of business on the 15th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not fewer than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Warrants

There are an aggregate of 30,000,000 Warrants (18,000,000 Warrants forming part of the Class A Restricted Voting Units sold to the public and 12,000,000 Founder’s Warrants sold to our Sponsor) outstanding. Each whole Warrant entitles the registered holder to purchase one Class A Restricted Voting Share (and on or immediately following the closing of a qualifying acquisition, each whole Warrant would represent the entitlement to purchase one Common Share). The Warrants will become exercisable commencing 65 days after the completion of our qualifying acquisition. As the outstanding Class A Restricted Voting Shares will have been automatically converted into Common Shares, each whole Warrant outstanding will be exercisable for one Common Share, and at no time are the Warrants expected to be exercisable for Class A Restricted Voting Shares.

The Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of our qualifying acquisition or may expire earlier upon our Winding-Up or if the expiry date is accelerated.

Once the Warrants become exercisable, we may accelerate the expiry date of the outstanding Warrants (excluding the Founder’s Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their dealings in such securities) by providing 30 days’ notice, if and only if, the closing price of the Common Shares equals or exceeds $18.00 per Common Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. On and after the acceleration of the expiry date, a record holder of a Warrant will have no further rights.

The exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend, or our recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of shares at a price below their exercise price.

Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares to be issued to the Warrant holder.

The exercise of the Warrants by any holder in the United States, or that is a U.S. Person, may only be effected in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable State “blue sky” securities laws.

In no event would the Warrants be entitled to escrow account proceeds. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding shares. After the issuance of corresponding shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. On the exercise of any Warrant, the Warrant exercise price will be $11.50, subject to adjustments as described herein and in the IPO Prospectus. At the election of the holder, the Warrants may be exercised through a cashless exercise.

The Warrant Agent shall, on receipt of a written request of the Corporation or holders of not less than 25% of the aggregate number of Warrants then outstanding, convene a meeting of holders of Warrants upon at least 21 calendar days’ written notice to holders of Warrants. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent. A quorum at meetings of holders of Warrants shall be two persons present in person or represented by proxy holding or representing more than 20% of the aggregate number of Warrants then outstanding.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Agreement for certain purposes including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holders of Warrants may only be made by an “extraordinary resolution”, which is defined in the Warrant Agreement as a resolution either (i) passed at a meeting of the holders of Warrants by the affirmative vote of holders of Warrants representing not less than two-thirds of the aggregate number of the then outstanding Warrants represented at the meeting and voted on such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than two-thirds of the aggregate number of the then outstanding Warrants.

The Founder’s Warrants issued to our Sponsor will be identical to the Warrants forming part of the Class A Restricted Voting Units. Our Sponsor agreed, pursuant to the Exchange Agreement and Undertaking, not to transfer any of its Founder’s Shares or Founder’s Warrants until after the closing of the qualifying acquisition. In each case, other than transfers required due to the structuring of the qualifying acquisition or unless otherwise permitted by the TSX.

Make Whole Covenants

Although we will seek to have all vendors, service providers (other than our auditors), prospective qualifying business targets or other entities with which we do business, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the escrow account for the benefit of holders of our Class A Restricted Voting Shares, there is no guarantee that they will execute such agreements or that, even if they execute such agreements, they would be prevented from bringing claims against the Corporation (including amounts held in the escrow account) including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the escrow account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the escrow account for any reason.

In order to protect the amounts held in the escrow account, prior to the closing of the IPO, and pursuant to the Make Whole Agreement and Undertaking, our Sponsor agreed that, (A) in the event of the liquidation of the escrow account upon the occurrence of the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, or on a Winding-Up, or (B) in the event of an extension to the Permitted Timeline, or the completion of a qualifying acquisition, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share; or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the full or partial liquidation of the escrow account, as applicable, due to reductions in the value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriters against certain liabilities.

We believe the likelihood of our Sponsor having to indemnify us is limited because we will endeavor to have all or substantially all vendors and prospective qualifying acquisition targets as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the escrow account. However, we cannot assure investors that our Sponsor would be able to satisfy those obligations, and we have not asked our Sponsor to reserve for such eventuality. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not asked our Sponsor to reserve for such eventuality.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a Winding-Up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial $10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like), our Sponsor will, pursuant to the Make Whole Agreement and Undertaking, be liable to the Corporation for an amount required in order for the Corporation to be able to pay $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share). Other than as described herein or in the IPO Prospectus, our Sponsor will not be liable to the Corporation for any other reductions to the escrow account that would cause the Corporation to pay less than $10.00 per Class A Restricted Voting Share to redeeming holders, including any amount on account of non-resident withholding tax applicable to any deemed dividends that arise on any redemptions.

Our Sponsor is permitted to make direct payments or contributions to the escrow account in the manner it determines, for indemnity purposes or otherwise.

In the event that our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors, in exercising their business judgment, may choose not to do so in any particular instance. Accordingly, we cannot assure investors that due to claims of creditors, the actual value of the per share redemption price will not be substantially less than $10.00 per Class A Restricted Voting Share.

DIVIDEND POLICY

We have not paid any cash dividends on our shares to date. Class A Restricted Voting Shares and Class B Shares would be entitled to dividends on an equal per share basis, if, as and when declared by the board of directors of the Corporation. However, we do not intend to declare or pay any cash dividends prior to the completion of our qualifying acquisition. The payment of cash dividends in the future following the completion of our qualifying acquisition will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be at the discretion of our existing board of directors at that time.

MARKET FOR SECURITIES

Trading Price and Volume

The Class A Restricted Voting Shares and the Warrants are listed for trading on the TSX under the symbols “BC.U” and “BC.WT.U”, respectively. The Class A Restricted Voting Units traded on the TSX under the symbol “BC.V” prior to the separation of the Class A Restricted Voting Units on September 24, 2019.

The following is a monthly summary of trading in the Class A Restricted Voting Shares for the period commenced on January 1, 2020 to December 31, 2020:

Month	High price	Low price	Total volume by month (number of shares)
January 2020	$9.90	$9.71	544,701
February 2020	$9.87	$9.80	725,650
March 2020	$9.83	$9.10	1,489,600
April 2020	$9.71	$9.43	71,350
May 2020	$9.85	$9.68	466,600
June 2020	$10.00	$9.71	946,140
July 2020	$9.90	$8.32	2,088,801
August 2020	$9.99	$9.72	822,800
September 2020	$9.97	$9.78	64,800
October 2020	$9.99	$9.79	288,566
November 2020	$9.99	$9.80	283,449
December 2020	$10.30	$9.85	2,256,629

The following is a monthly summary of trading in the Warrants for the period commenced on January 1, 2020 to December 31, 2020:

Month	High price	Low price	Total volume by month (number of shares)
January 2020	$0.85	$0.77	24,620
February 2020	$0.88	$0.81	111,500
March 2020	$0.86	$0.30	213,393
April 2020	$0.45	$0.30	76,512
May 2020	$0.42	$0.26	206,505
June 2020	$0.53	$0.34	793,700
July 2020	$1.00	$0.60	172,500
August 2020	$0.84	$0.77	49,567
September 2020	$0.79	$0.50	255,500
October 2020	$0.61	$0.52	81,000
November 2020	$0.79	$0.63	6,500
December 2020	$1.64	$0.70	1,221,350

Prior Sales

The Corporation has not issued any shares or securities convertible into shares during the 12-month period before the date of this AIF.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Designation of Class	Number of securities that are subject to a contractual restriction on transfer	Percentage of class as at March 12, 2021
Class B Shares(1)	9,000,000	100%
Warrants(1)	12,000,000	40%

(1)	Pursuant to the Exchange Agreement and Undertaking, the Sponsor has agreed prior to the closing of the qualifying acquisition, not to transfer any of its Founder’s Shares or Founder’s Warrants without the prior consent of the TSX. Notwithstanding the foregoing, the Sponsor may transfer its Founder’s Shares and Founder’s Warrants if required due to the structuring of the qualifying acquisition.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares, Class B Shares, Common Shares and Proportionate Voting Shares, each without nominal or par value. The Sponsor holds 9,000,000 Class B Shares (representing the Founder’s Shares after taking into account the Founder’s Relinquished Shares). The Class A Restricted Voting Shares may be considered “restricted securities” within the meaning of such term under applicable Canadian securities laws.

The following table discloses the names of the persons or companies who, to the knowledge of the Corporation, as of the date hereof, beneficially owned, or controlled or directed, directly or indirectly, more than 10% of any class or series of the voting securities of the Corporation:

Name	Number of Class A Restricted Voting Shares	Percentage of Class A Restricted Voting Shares (%)	Number of Class B Shares	Percentage of Class B Shares (%)
Bespoke Sponsor Capital LP	--	--	9,000,000	100%

DIRECTORS AND OFFICERS

Name, Address, Occupation and Securities Holding

The following are the names and municipalities of residence of our current directors and officers, their positions and offices with the Corporation and corresponding start dates, and their principal occupations during the last five years.

Name and municipality of residence	Office held with the Corporation	Director and/or Officer Since	Present principal occupation and positions held(1)
Paul Walsh West Sussex, United Kingdom	Executive Chairman	July 8, 2019	Lead Operating Partner of Bespoke
Mark Harms Wellington, Florida, U.S.	Chief Executive Officer and Director	July 8, 2019	Joint Managing Partner of Bespoke
Maja Spalevic Enfied, United Kingdom	Chief Financial Officer	July 8, 2019	Chief Financial Officer of Bespoke
Ian Starkey Warwickshire, United Kingdom	Chair of the Audit Committee and Director	July 8, 2019	Corporate Director
Rob Berner Greenwich, Connecticut, U.S.	Director	July 8, 2019	Joint Managing Partner of Bespoke
Geoffrey Parkin Berkshire, United Kingdom	Director	August 1, 2019	Partner of LEK Consulting LLP
Timothy Proctor Durham, North Carolina, U.S.	Director	August 6, 2019	Corporate Director

(1)	Each of the persons has held these positions for five years other than as described below.

As of the date hereof, the officers and directors of the Corporation do not hold any Class A Restricted Voting Shares or Class B Shares.

The following are brief biographies of the directors and officers of the Corporation.

Directors and Officers

Paul Walsh

Mr. Walsh is our Chairman and brings with him a wealth of experience as Chief Executive Officer of a large multinational branded consumer products corporation operating in highly regulated markets. Mr. Walsh has been the Executive Chairman of the McLaren group since March 2020. Mr. Walsh previously served as the Lead Operating Partner of Bespoke from 2016 to 2020. Mr. Walsh was the Chief Executive Officer of Diageo, the world’s largest spirits company, from 2000 to 2013. Prior to that, Mr. Walsh was the Chairman and President of The Pillsbury Company from 1996 to 1999. Under Mr. Walsh’s leadership, Diageo was transformed from a multi-national conglomerate into a focused global market leading spirits business via a combination of organic growth and significant acquisitions. Mr. Walsh and his management team created over $80 billion of shareholder value while in leadership at Diageo. Mr. Walsh brings with him substantial corporate leadership experience, knowledge of consumer-centric companies, international operations expertise, and experience with regulated industries. He has also held executive-level finance positions, including as Chief Financial Officer of Grand Metropolitan Foods and Intercontinental Hotels. Throughout his career, Mr. Walsh has built success and growth at his companies through the deployment of effective brand development and marketing strategies, which brings added perspective to our Board. Notable successes include the creation of the Johnnie Walker family of Scotch Whiskey brands. He also currently serves as Executive Chairman of McLaren Group and as Chairman of Compass Group PLC. He is a non-executive director of McDonald’s Corporation and FedEx Corporation.

Mark W.B. Harms

Mr. Harms is our Chief Executive Officer, a director and a founder and Joint Managing Partner of Bespoke. Prior to Bespoke, Mr. Harms founded GLP in 2004, where he is the Chairman and Chief Executive Officer. GLP has advised on over $60 billion of transactions to date, deploying over $500 million of capital into a number of investments and developed an industry leading operating executive network with 75+ members. Mr. Harms has completed over 130 advisory and principal transactions in North and South America, Europe and Australia. Mr. Harms has extensive experience with regard to leveraged debt, mezzanine and equity financing techniques in Europe and the U.S. with over $100 billion in completed transactions. Prior to founding GLP, Mr. Harms worked at Oppenheimer as a Managing Director and at CIBC World Markets as the founder and head of the Consumer Growth Group. Mr. Harms built within Consumer Growth Group strong industry verticals in branded consumer products and services, gaming, health and fitness, specialty retail and travel and tourism. Mr. Harms currently sits on the board of Bespoke’s portfolio companies, World Fitness Services and Vinventions LLC. Mr. Harms was a non-executive director of 24 Hour Fitness, a Bespoke portfolio company, from 2014 to 2020. Mr. Harms was a Vice Chairman of the World Travel & Tourism Council from 2009 to 2014 and is a member and on the board of the International Association of Gaming Advisors. He was also a non-executive director on a number of other charitable, educational and non for profit boards. Mr. Harms has an MBA from the University of Chicago and a BA from the University of Michigan.

Maja Spalevic

Maja Spalevic is our Chief Financial Officer. Mrs. Spalevic has over 19 years of experience in the financial services and private equity industries including over 14 years with GLP, an affiliate of Bespoke, where she manages finances, oversees the accounting, business support, financial reporting, planning and analysis, treasury, regulatory, human resources, legal, external audit and tax functions for GLP, Bespoke and the affiliated investment entities. Mrs. Spalevic was part of the formation of Bespoke in 2014. Prior to GLP Mrs. Spalevic was a staff accountant at Getty Images. She holds an MSc in Professional Accountancy from University of London and has a BSc (Hons) in Applied Accounting from Oxford Brookes University, is a Fellow of Chartered Certified Accountants (FCCA) and is an Association of Accounting Technicians full member (MAAT).

Ian Starkey

Ian Starkey is one of our directors and the Chair of the Audit Committee. Mr. Starkey brings audit, M&A, management consulting and forensic accounting experience which he gained as a partner at KPMG (UK) where he spent over 35 years. At KPMG, Mr. Starkey was one of the most senior audit partners for over 20 years and was associated with companies such as Diageo plc, F. Hoffmann-La Roche AG and BAE Systems plc. He held various senior management roles, primarily as head of the Consumer Goods markets sector for the UK and Europe. He was a member of the boards of KPMG Europe and KPMG UK LLP, where he chaired at various times the Audit & Risk and Remuneration & Nominations Committees.

Mr. Starkey is currently a non-executive board member of DAC Beachcroft LLP, an international law firm, a member of Meyler Campbell’s Mastered Programme for executive coaching and is also involved in various finance and non-profit ventures. His career history brings to the Corporation extensive experience of operating at board level in regulated businesses across a variety of sectors.

Robert L. Berner III

Mr. Berner is one of our directors. Mr. Berner is a founder of, and has been Joint Managing Partner, Chief Investment Officer of, Bespoke and Chairman of Bespoke’s Investment Committee since 2014. He has been active in the private equity industry for over 30 years. Mr. Berner has sat on numerous boards and is currently Chairman of Johnnie-O LLC (men’s lifestyle brand). Mr. Berner also was a principal investor in, and Chairman of Diversified Distribution Systems, LLC (DDS), the largest specialty retail distribution and services business in the United States, which was recently sold very successfully to Bunzl Plc. Mr. Berner was previously a Partner at CVC, a global private equity firm with over $50 billion of assets under management and assisted in the opening and development of the firm’s US efforts, including serving as Chairman of CVC US. Prior to CVC, he served as a Managing Director at Ripplewood Holdings and was a member of the firm’s Investment Committee. Prior thereto, Mr. Berner was a Partner and member of the Investment Committee of Charterhouse International. Mr. Berner began his career in the investment banking division of Morgan Stanley where he was a Principal in the mergers and acquisitions department. Mr. Berner also serves on the board of one of Bespoke’s portfolio companies, Vinventions LLC. In addition, Mr. Berner has acted as a non-executive director on the boards of numerous private equity portfolio companies during his private equity career and has sat on the board of several charitable and not for profit organizations. Mr. Berner has an MBA from Northwestern University and a BBA in Finance from the University of Notre Dame.

Geoffrey Parkin

Mr. Proctor is one of our directors. Geoff is a Partner at LEK Consulting LLP’s London office. He is a consumer markets expert and has broad experience assisting UK and international corporate and private equity clients with mission critical strategic issues, commercial performance improvement plans and due diligence assignments. Mr. Parkin has been with LEK for more than 20 years, and previously worked in commercial line management roles for British Airways and American Express, based in London, Copenhagen and Amsterdam.

Mr. Parkin graduated with a Bachelor of Science degree in Management Sciences from U.M.I.S.T. and studied Corporate Finance at London Business School.

Timothy D. Proctor

Mr. Proctor is one of our directors. Mr. Proctor has 38 years of experience in the practice of law, primarily in the highly regulated industries of pharmaceuticals and drinks. After five years at Union Carbide Corporation, Mr. Proctor spent 13 years at Merck supporting pharmaceutical marketing and research activities worldwide. At Glaxo (now GlaxoSmithKline) Mr. Proctor was US general counsel with responsibility for the full range of legal activities in support of marketing, manufacturing, and research, including intellectual property, as well as corporate compliance. He moved with Glaxo to the head office in London to be global head of human resources, and while in London joined Diageo plc as global general counsel. His thirteen years at Diageo involved managing a worldwide team of lawyers in support of a number of marketing, M&A, regulatory, and compliance challenges, during a period of strong growth for the company. Mr. Proctor’s previous board service included the Northwestern Mutual, Wachovia Bank and Allergan, Inc. Mr. Proctor has MBA and JD degrees from the University of Chicago, earned in a joint program.

Indemnification and Insurance

The Corporation maintains a director and officer insurance program to limit the Corporation’s exposure to claims against, and to protect, its directors and officers. In addition, the Corporation has entered into indemnification agreements with each of its directors and officers. The indemnification agreements generally require that the Corporation indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Corporation as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in, or not opposed to, the Corporation’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Corporation. Statutory indemnification rights also apply. The escrowed proceeds will not be accessible to cover any of the foregoing indemnities.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation's knowledge, none of our directors and officers is, or within 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the Corporation's knowledge, none of our directors and officers (i) is, or within 10 years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the Corporation’s knowledge, none of our directors and officers has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to invest in the Corporation.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, officers or employees of the Corporation, and none of their associates, is or has, at any time since the beginning of the Corporation’s most recently completed fiscal year, been indebted to the Corporation. Additionally, the Corporation has not provided any guarantee, support agreement, letter of credit or other similar agreement or understanding in respect of any indebtedness of any such person to any person or entity, except for routine indebtedness as defined under applicable securities legislation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, except as otherwise disclosed elsewhere in this AIF, no director or executive officer of the Corporation, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, directly or indirectly, more than 10% of the outstanding voting securities of the Corporation, and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since inception of the Corporation (up to the date hereof) that has materially affected or is reasonably expected to materially affect the Corporation.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

All directors are elected on an annual basis, and unless re-elected, the term of office of the directors will expire at each annual meeting of shareholders. The board of directors is comprised of six directors, three of whom are independent. Pursuant to National Instrument 52-110 – Audit Committees, as amended from time to time, an independent director is one who is free from any direct or indirect relationship which could, in the view of the board of directors, be reasonably expected to interfere with a director’s exercise of independent judgment.

The board of directors’ role is to supervise the management of the business and affairs of the Corporation, including the Corporation’s strategic planning and direction, identify the principal risks of the Corporation’s business and seek to ensure the implementation of systems to manage risk, succession planning and create a culture of integrity throughout the organization. The board of directors acts directly and through the Audit Committee. The Audit Committee operates under a formal charter or mandate which is reviewed, and if necessary, updated on an annual or more frequent basis if necessary. In fulfilling its role, the board of directors delegates’ day-to-day authority to management of the Corporation, while reserving the ability to review management decisions on any matter.

The board of directors held four meetings during the year ended December 31, 2020. All of the directors of the Corporation were present at such meetings.

The officers, advisors and directors will devote such time and expertise as is required by us. Time actually spent may vary according to our needs.

The board of directors has established procedures to enable it to function independently of management and to facilitate open and candid discussions among the independent directors. The Audit Committee, being the only committee of the board of directors, is comprised of a majority of independent directors and independent directors engage in informal discussions outside of regularly scheduled meetings. The independent directors are open to raise issues as they see fit, and to appoint a lead independent director should they wish to do so. Given the limited activities of the Corporation to date, this has not been considered necessary.

The board of directors expects to adopt position descriptions for the Chair, the Lead Director, the Chair of the Audit Committee and for the Chief Executive Officer following the closing of the qualifying acquisition. We also plan to adopt a majority voting policy consistent with the TSX requirements prior to the first uncontested meeting of shareholders at which directors are to be elected.

Nomination, Orientation and Continuing Education, Assessments and Board Renewal

The board of directors does not anticipate any changes to its composition until the completion of our qualifying acquisition. As such, at this time the board of directors and its committees have not adopted processes by which it assesses the board, its committees and individual directors. In addition, the board of directors has not adopted a process by which it identifies new candidates or measures to orient new directors. The board of directors does not currently have a nominating committee.

Ethical Business Conduct

The board of directors has not adopted a code of business conduct and ethics (the “Code of Business Conduct and Ethics”). The board of directors and management periodically review the Corporation’s practices to ensure it they are current and reflect best practices in the area of ethical business conduct. The board of directors expects to adopt a Code of Business Conduct and Ethics following the closing of the qualifying acquisition.

Gender Diversity

The Corporation recognizes the benefits that diversity brings. Currently, one executive officer of the Corporation is female. The Corporation recognizes the importance and benefit of having directors and senior management comprised of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and senior management with respect to attributes such as gender, ethnicity and other factors. The board of directors does not anticipate any changes to its composition or the composition of senior management until the completion of our qualifying acquisition. As such, the Corporation is not expected to adopt a written policy relating to the identification and nomination of women directors or executive officers or a formal target regarding the number of women on the board or in executive officer positions.

Conflicts of Interest

Our officers and directors have agreed to present to us all target business opportunities that have a fair market value of at least 80% of the assets held in the escrow account (excluding deferred underwriting commissions and applicable taxes payable on the income accrued in the escrow account), subject to any pre-existing fiduciary or contractual obligations. In addition, in the course of their other business activities, the directors and/or officers may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including to seek and present investment and business opportunities to other entities.

The following potential conflicts of interest, among others, to which some of our directors and officers will or may be subject in connection with our operations, exist:

•	None of our directors or officers are required to commit their full time to our affairs and, accordingly, they may be susceptible to conflicts of interest in allocating their time among various business activities.

•	Our officers and directors are, and may in the future become, affiliated with other companies. In order to minimize potential conflicts of interest which may arise from such other corporate affiliations, each of our officers and directors has contractually agreed, pursuant to a written agreement with us, until the earliest of our execution of a definitive agreement for a qualifying acquisition, our liquidation or such time as he or she ceases to be an officer or director, to present to our company for our consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to us, subject to any pre-existing fiduciary or contractual obligations he might have. We do not believe, however, that any fiduciary duties or contractual obligations of our executive officers would materially undermine our ability to complete our initial business combination.

•	Unless and until we consummate our qualifying acquisition, our Sponsor and officers, or their respective affiliates or our affiliates, will not receive reimbursement for any out of-pocket expenses incurred by them to the extent that such expenses exceed the amount of proceeds not deposited in the escrow account.

In no event will our Sponsor or any of our officers or directors be paid any fees or other compensation (for greater certainty, excluding reimbursement of expenses), including finder’s fees, consulting fees or other compensation on the closing of our qualifying acquisition for services rendered in order to effectuate a qualifying acquisition, unless expressly approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to any consent required by the TSX.

We are not prohibited from pursuing a qualifying acquisition with a company that is affiliated with any of our Sponsor, or our directors or officers. In the event we seek to complete our qualifying acquisition with a company that is affiliated with any of our Sponsor or a director or officer, in accordance with applicable laws, any negotiations would be undertaken on behalf of the Corporation by a committee of unconflicted directors. In addition, in connection therewith the committee of unconflicted directors may be required to seek shareholder approval of such qualifying acquisition and, we, or a committee of independent directors, may be required to obtain an opinion from a qualified person concluding that our qualifying acquisition is fair to us or our shareholders from a financial point of view. In addition, if the qualifying acquisition involves a related party, the transaction may be subject to the minority shareholder protections of MI 61-101 – Protection of Minority Security Holders in Special Transactions, which would, in certain circumstances, require approval by minority shareholders and/or an independent valuation. The TSX may also impose additional requirements in such circumstances.

Conflicts, if any, will be subject to the procedures as provided under the BCBCA and applicable securities laws.

Audit Committee

The Corporation’s audit committee (the “Audit Committee”) is composed of Ian Starkey, Geoffrey Parkin and Timothy Proctor, each of whom is financially literate and independent. The relevant education and experience of each member of the Audit Committee is described as part of their respective biographies above under the “Directors and Officers – Name, Address, Occupation and Securities Holding” sub-heading.

The board of directors of the Corporation has adopted a written charter for the Audit Committee (the “Charter of the Audit Committee”), which sets out the Audit Committee’s responsibility in reviewing and approving the financial statements of the Corporation and public disclosure documents containing financial information and reporting on such review to the board of directors of the Corporation, ensuring that adequate procedures are in place for the reviewing of the Corporation’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors. The text of the Charter of the Audit Committee that has been adopted is attached to this AIF as Appendix A.

External Audit Service Fees

The fees billed to Bespoke Capital Acquisition Corp. by its auditor, RSM US LLP, for the financial year ended December 31, 2020, were as follows:

Year	Audit fees(1)	Audit-related fees(2)	Tax fees(3)	All other fees(4)
2020	$57,750	$2,537.51	--	--
2019(5)	$31,327	$8,934	--	--

Notes:

(1)	Represents all fees billed by the auditor.

(2)	Audit-related fees include fees paid to the company’s auditors for statutory audits, attestation services, quarterly reviews and due diligence services.

(3)	Tax fees include fees paid for preparation of the company’s annual tax return.

(4)	All other fees include fees incurred in connection with an initial review of the company and its operations and administrative expenses.

(5) The Corporation’s Auditor for the financial year ended December 31, 2019 was RSM Canada LLP.

EXECUTIVE COMPENSATION AND OTHER PAYMENTS

Compensation Discussion and Analysis

Except as otherwise stated herein or in the IPO Prospectus, there will be no salaries, consulting fees, management contract fees or directors’ fees, finder’s fees, loans, bonuses, deposits or similar payments to our officers or directors, directly or indirectly, for services rendered to us prior to or in connection with the completion of our initial qualifying acquisition, or other payments to insiders prior to or in connection with the completion of our initial qualifying acquisition, other than (i) repayment of unsecured loans, and any interest thereon, which may be made by our Sponsor; (ii) the payment of $10,000 (plus applicable taxes) per month for administrative and related services pursuant to an administrative services agreement entered into with our Sponsor which, if applicable, may include payment for services of related parties or qualified affiliates of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect our qualifying acquisition; (iii) reimbursement of reasonable out-of-pocket expenses incurred by the above-noted persons in connection with certain activities performed on our behalf, such as identifying possible business targets and qualifying acquisitions, performing business due diligence on suitable target businesses and qualifying acquisitions as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations; and (iv) if approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to any consent required by the TSX, payment of a customary finder’s fee, consulting fee or other similar compensation to our Sponsor, officers, or directors, or to their affiliates, for services rendered to us prior to or in connection with the completion of our qualifying acquisition, none of which will be made from the proceeds of the IPO held in the escrow account prior to the completion of the qualifying acquisition.

There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the escrow account, such expenses would not be reimbursed by us unless we consummate a qualifying acquisition.

Our board of directors will review and approve all reimbursements and payments made to our Sponsor, officers or directors, or our affiliates or associates or their respective affiliates or associates, with any interested director abstaining from such review and approval.

Following completion of the qualifying acquisition, it is anticipated that we will pay compensation to our officers. Members of our management team who remain with the Corporation following our qualifying acquisition may be paid consulting, management or other fees from the resulting issuer of the qualifying acquisition with any and all amounts being fully disclosed to shareholders, to the extent then known, in the prospectus prepared by our management in connection with the qualifying acquisition.

Trading Policy

Until the Corporation completes a qualifying acquisition, the Corporation has imposed a continuous blackout period under the terms of its insider trading policy, as the Corporation expects to be continuously evaluating acquisition opportunities during this time. This means that no trading in the Corporation’s securities is permitted by any member of the board of directors, advisors, officers and employees of the Corporation and their respective associates (including immediate family members who reside in the same home as that person) until the completion of the qualifying acquisition.

RISK FACTORS

The risks and uncertainties described in this AIF are those the Corporation currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that it currently considers not to be material, actually occur or become material risks, then our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could be materially and adversely affected. Risks relating to the Transaction are described in the Non-Offering Prospectus under the heading "Risk Factors" which section is incorporated by referenced herein.

We are a newly incorporated company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a special purpose acquisition corporation with no operating activities. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our qualifying acquisition with one or more target businesses. Despite having entered into the Transaction Agreement, we may be unable to complete our qualifying acquisition within the Permitted Timeline. If we fail to complete our qualifying acquisition, we will never generate any operating revenues.

The ability of our holders of Class A Restricted Voting Shares to redeem their Class A Restricted Voting Shares for cash may make our financial condition unattractive to potential qualifying acquisition targets, which may make it difficult for us to enter into our qualifying acquisition with a target.

We may enter into a transaction agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many holders of Class A Restricted Voting Shares exercise their redemption rights, we may not be able to meet such closing condition, and as a result, would not be able to proceed with the qualifying acquisition. If accepting all properly submitted redemption requests would cause our net cash or net tangible assets to be less than the amount necessary to satisfy a closing condition as described above, we would not be able to proceed with such redemption and the related qualifying acquisition and may instead search for an alternate qualifying acquisition. Prospective targets would be aware of these risks and, thus, may be reluctant to enter into our qualifying acquisition with us.

The requirement that we complete our qualifying acquisition within the Permitted Timeline may give potential target businesses leverage over us in negotiating our qualifying acquisition and may decrease our ability to conduct due diligence on potential acquisition targets as we approach the end of the Permitted Timeline, which could undermine our ability to consummate our qualifying acquisition on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning our qualifying acquisition will be aware that we must consummate our qualifying acquisition within 18 months from the IPO Closing Date (or 21 months from the IPO Closing Date if we have executed a definitive agreement for a qualifying acquisition within 18 months from the IPO Closing Date but have not completed the qualifying acquisition within such 18-month period). Consequently, such target businesses may obtain leverage over us in negotiating our qualifying acquisition, knowing that if we do not complete our qualifying acquisition with that particular target business, we may be unable to complete our qualifying acquisition with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our qualifying acquisition on terms that we would have rejected upon a more comprehensive investigation.

We may not be able to consummate our qualifying acquisition within the Permitted Timeline, in which case we would redeem our Class A Restricted Voting Shares.

We must complete our qualifying acquisition within the Permitted Timeline; however, we may not be able to find a suitable target business and consummate our qualifying acquisition within such time period. If we are unable to consummate our qualifying acquisition within the Permitted Timeline, we will be required to redeem 100% of the outstanding Class A Restricted Voting Shares, as described herein.

Potential targets may be unwilling to effect a qualifying acquisition with us.

While we believe that our status as a public company makes us an attractive business partner, some potential target businesses may view the inherent limitations in our status as a SPAC and may prefer to effect a qualifying acquisition with a more established entity or with a private company, undertake a transaction with an entity offering operating synergies or effect a traditional initial public offering.

We may attempt to contemporaneously consummate qualifying acquisitions with multiple prospective targets, which may hinder our ability to consummate our qualifying acquisition and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to contemporaneously acquire several businesses that are owned by different sellers, we may need each or some of such sellers to agree that our purchase of its business is contingent on the contemporaneous closings of the other qualifying acquisitions, which may make it more difficult for us, and delay our ability, to complete the qualifying acquisition. With multiple qualifying acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent integration of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

Because of our limited resources and the significant competition for acquisition opportunities of target businesses, it may be difficult for us to complete our qualifying acquisition. If we are unable to complete our qualifying acquisition, our Warrants will expire worthless.

We have encountered and may continue to encounter intense competition from other entities having a business objective similar to ours, including private investors, pension funds and private equity firms, other prospective SPACs and other entities, domestic and international, competing for the types of businesses we seek to acquire. Many of these individuals and entities are well-established and have significant experience identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Some of these competitors may possess greater technical, human and other resources than we do and our financial resources are relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of the IPO, our ability to compete with respect to the acquisition of certain target businesses that are sizeable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. If we are unable to complete our qualifying acquisition, our Warrants will expire worthless.

Our ability to consummate an attractive qualifying acquisition may be impacted by the market for initial public offerings.

It is very likely that our target(s) will want to be a public reporting company. If the market for initial public offerings is limited, we believe that there will be a greater number of attractive target businesses open to being acquired by us as a means to achieve public company status. Alternatively, if the market for initial public offerings is robust, we believe that there will be fewer attractive target businesses amenable to being acquired by us to become a public reporting company. Accordingly, during periods with strong public offering markets, it may be more difficult for us to complete our initial qualifying acquisition.

If our working capital is insufficient to allow us to operate for at least the period preceding the end of the Permitted Timeline, we may be unable to complete our qualifying acquisition.

The funds available to us outside of the escrow account may not be sufficient to allow us to operate for the period prior to the expiry of the Permitted Timeline and to fund the consummation of our qualifying acquisition. If we are unable to borrow funds from our Sponsor or its affiliates, our Class A Restricted Voting Shares would be redeemed. Of the funds available to us, we could use a portion of the funds to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment with respect to a particular proposed qualifying acquisition, although we do not have any current intention to do so. If we are unable to fund such down payments, our ability to close a contemplated transaction could be impaired.

If third parties bring claims against us, the proceeds held in the escrow account could be reduced and the per share redemption amount received by holders of Class A Restricted Voting Shares may be less than $10.00 per share.

Our placing of funds in the escrow account may not protect those funds from third party claims against us. Given that we will not have access to the escrowed funds except under certain permitted circumstances with respect to payment of taxes and of redemptions, and that the funds we hold which are not placed in escrow are intended to be used in accordance with our estimates in the “Use of Proceeds” section of the IPO Prospectus, we may not have the financial resources to defend a potential claim, nor may we have the ability to sue to enforce a potential claim. Although we seek, where practicable, to have material vendors, service providers, prospective target businesses or other entities with which we do business execute agreements to waive any right, title, interest or claim of any kind in or to any monies held in the escrow account, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the escrow account.

Pursuant to the Make Whole Agreement and Undertaking, our Sponsor has agreed that (A) in the event of the liquidation of the escrow account upon the occurrence of the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, or on a Winding-Up, or (B) in the event of an extension to the Permitted Timeline or the completion of a qualifying acquisition, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the full or partial liquidation of the escrow account, as applicable, due to reductions in the value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriters against certain liabilities. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the escrow account available for distribution to holders of our Class A Restricted Voting Shares.

In the event that the proceeds in the escrow account are reduced below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) per Class A Restricted Voting Share; or (ii) such lesser amount per share held in the escrow account as of the date of the liquidation of the escrow account due to reductions in the value of the escrow assets, in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to claims by a third party who executed a waiver, or by our auditors or the Underwriters, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors, in exercising their business judgment, may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the escrow account available for distribution to holders of our Class A Restricted Voting Shares may be reduced below $10.00 per share.

Our Sponsor will have significant influence in determining the outcome of the Shareholders Meeting (if required under applicable law), at which shareholder approval of the qualifying acquisition would be sought, and accordingly, which transaction would ultimately be completed as our qualifying acquisition.

Our Founder’s Shares, which are held by our Sponsor, represent 20% of our issued and outstanding shares (including all Class A Restricted Voting Shares and Class B Shares). Accordingly, with the inclusion of the Founder’s Shares our Sponsor holds approximately a 20% voting interest to vote on the qualifying acquisition. Further, given the transfer restrictions placed on the shares held by our Sponsor until the completion of our qualifying acquisition and its ownership of the Founder’s Warrants, our Sponsor may be incentivized to support and vote for a transaction even if such transaction is not the most commercially beneficial to the Corporation. Our Sponsor has agreed, if a vote is required, to vote its Founder’s Shares and any Class A Restricted Voting Shares purchased following the IPO in favour of the proposed qualifying acquisition. For the foregoing reasons, our Sponsor may significantly influence the vote on the qualifying acquisition, which they may be inclined to do given the difference in economic interests of our Sponsor as compared to the holders of Class A Restricted Voting Shares.

Our Sponsor, directors, officers or their affiliates may elect to purchase Class A Restricted Voting Shares, which may influence a vote on a proposed qualifying acquisition.

Class A Restricted Voting Shares acquired by our Sponsor, directors, officers or their affiliates, for investment or other purposes, may be entitled to be voted at the Shareholders Meeting, if required, and could therefore increase the likelihood of obtaining shareholder approval of the qualifying acquisition. This may result in the completion of a qualifying acquisition that may not otherwise have been possible.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a qualifying acquisition. These agreements may provide for them to receive compensation following our qualifying acquisition and as a result, may cause them to have conflicts of interest in determining whether a particular qualifying acquisition is the most advantageous.

Our key personnel may choose to, or be asked to, remain with the company after the completion of our qualifying acquisition, and if so, they may negotiate employment or consulting agreements in connection with the transaction. Such negotiations may take place simultaneously with the negotiation of the qualifying acquisition and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the completion of our qualifying acquisition. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business.

Since our Sponsor will lose their investment in us if our qualifying acquisition is not completed, a conflict of interest may arise in determining whether a qualifying acquisition target is appropriate.

Our Sponsor will not be entitled to redeem its Founder’s Shares in connection with a qualifying acquisition or entitled to access to the escrow account in respect thereof upon our Winding-Up. Simultaneously with the closing of the IPO, our Sponsor purchased 12,000,000 Founder’s Warrants at an offering price of $1.00 per Founder’s Warrant (for an aggregate purchase price of $12,000,000). As a result, the personal and financial interests of our Sponsor may influence the identification and selection of a qualifying acquisition, the voting on the qualifying acquisition, if required, and the operation of the business following our qualifying acquisition. Notwithstanding the foregoing, holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares in connection with the completion of our qualifying acquisition, irrespective of whether they vote for or against, or do not vote on, the qualifying acquisition.

Because there are other companies with a business plan similar to ours seeking to effectuate a qualifying acquisition, it may be more difficult for us to complete a qualifying acquisition.

Based upon publicly available information, other Canadian SPACs and numerous U.S. SPACs are currently pursuing qualifying acquisitions. The Canadian SPACs may consummate a qualifying acquisition in any industry they choose, and so we may be subject to competition from these and other companies seeking to execute a business plan similar to ours.

Accordingly, we cannot assure investors that we will be able to successfully compete for an attractive qualifying acquisition and, because of this competition, we cannot assure investors that we will be able to complete a qualifying acquisition within the required time period.

Risk of volatile markets including low interest rate environment.

Unexpected and unpredictable events including a widespread health crisis or global pandemic, and events such as war and occupation, terrorism, political unrest and geopolitical risks may lead to adverse effects on world economies and markets generally, including Canadian, U.S. and other economies and securities markets. For example, the spread of coronavirus (COVID-19) has caused volatility in the global financial markets, resulted in significant disruptions to global business activity and effected a slowdown in the global economy. The impact of coronavirus disease may last for an extended period of time and it has led central banks, including the Federal Reserve, to cut the interest rate resulting in lower interest payable on the Permitted Investments than initially expected by the Corporation.

Our search for a qualifying acquisition, and any target business(es) with which we ultimately consummate a qualifying acquisition, may be materially adversely affected by the coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout the world, including Canada and the United States. On March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic". The outbreak, has resulted in governments worldwide, including in Canada and the United States, enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of lockdowns, travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global financial markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions and the availability of effective vaccines. As a result, the business of any potential target business(es) with which we consummate a qualifying acquisition could be materially and adversely affected. Furthermore, we may be unable to complete a qualifying acquisition if continued concerns relating to COVID-19 restrict travel, limit the ability to have meetings with potential investors or the target company's personnel, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts our search for a qualifying acquisition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and any mutations thereof and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to consummate a qualifying acquisition, or the operations of a target business with which we ultimately consummate a qualifying acquisition, may be materially adversely affected.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain Canadian securities law, income tax law and the TSX and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, investments and results of operations.

Our directors and officers and our Sponsor live or are organized outside of Canada; therefore investors may not be able to enforce applicable securities laws or their other legal rights against such parties.

Our directors and officers and our Sponsor reside or is organized outside of Canada. As a result, it may be difficult, or in some cases not possible, for investors to enforce their legal rights or to enforce judgments of Canadian courts predicated upon civil liabilities under securities laws and/or criminal penalties against any person that resides or is otherwise organized outside of Canada even if the party has appointed an agent for service of process.

In the event the Corporation acquires a United States entity or assets of a United States entity, it may have adverse tax consequences on holders of Class A Restricted Voting Shares and on the Corporation.

In the event the Corporation acquires a United States entity or assets of a United States entity, under certain circumstances, the Corporation will be treated under section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) as a United States corporation for United States federal income tax purposes. While the Corporation does not have any current plans to engage in an acquisition which will be subject to section 7874 of the Code, there can be no assurances provided by the Corporation that it will not engage in such an “inversion” transaction at the time of the qualifying acquisition.

If the Corporation engages in such an “inversion” transaction and the Corporation is treated as a United States corporation, the Corporation generally would be subject to United States federal income tax and the United States and Canadian federal income tax consequences to United States, Canadian and other non-United States holders of Class A Restricted Voting Shares (which, on or immediately following the closing of a qualifying acquisition, would, unless previously redeemed, be automatically converted into Common Shares) may materially differ. Any such United States federal corporate tax liability could have a material adverse effect on the results of the Corporation’s operations. If the Corporation engages in such an “inversion” transaction, any dividends paid by the Corporation to non-United States holders may be subject to United States federal income tax withholding at a 30% rate or such lower rate as provided in an applicable treaty. Because the Common Shares would be treated as shares of a United States domestic corporation, the United States gift, estate and generation-skipping transfer tax rules generally would apply to a non-United States holder of Common Shares.

In the event that we consummate our qualifying acquisition, we may be affected by numerous risks inherent in the business operations with which we combine some of which may be outside of our control.

To the extent we consummate our qualifying acquisition, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all of the significant risk factors or it may be that we will not have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. An investment in the Corporation’s securities may not ultimately prove to be more favourable to investors than a direct investment in an acquisition target, if such opportunity were available.

We may seek acquisition opportunities outside of our management’s area of expertise and our management may not be able to adequately ascertain or assess all significant risks associated with the target company.

We may be presented with a qualifying acquisition target in a sector unfamiliar to our management team, but determine that such candidate offers an attractive acquisition opportunity for the Corporation. In the event we elect to pursue an investment outside of our management’s expertise, our management’s experience may not be directly applicable to the target business or their evaluation of its operations.

Although we identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our qualifying acquisition with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our qualifying acquisition may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified specific investment criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our qualifying acquisition will not have all of these positive attributes. If we consummate our qualifying acquisition with a target that does not meet some or all of these guidelines, such acquisition may not be as successful as an acquisition with a business that does meet all of our general criteria and guidelines. In addition, if we announce our qualifying acquisition with a target that does not meet our general criteria and guidelines, a greater number of holders of Class A Restricted Voting Shares may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, it may be more difficult for us to attain shareholder approval, which is a prerequisite to the closing of our qualifying acquisition if the target business does not meet our general criteria and guidelines.

We are not required to obtain an opinion from a qualified person, and consequently, an independent source may not confirm that the price we are paying for the business is fair to us or our shareholders from a financial point of view.

Unless we consummate our qualifying acquisition with a related party (within the meaning of applicable securities law), we may not be required to obtain an opinion from a qualified person that the price we are paying is fair to us or our shareholders from a financial point of view. Accordingly, our shareholders will be relying on the judgment of our management and board of directors.

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

The investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments requires substantial management time and attention and substantial costs for accountants, legal counsel and other experts. If we decide not to complete a specific qualifying acquisition, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to consummate our qualifying acquisition for any number of reasons, including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

After our qualifying acquisition, it is possible that a majority of our directors and officers will live outside of Canada and all or the majority of our assets will be located outside of Canada; therefore investors may not be able to enforce applicable securities laws or their other legal rights.

It is possible that after our qualifying acquisition, a number of our directors and officers will reside outside of Canada and all or the majority of our assets will be located outside of Canada. As a result, it may be difficult, or in some cases not possible, for investors in Canada to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of Canadian courts predicated upon civil liabilities and criminal penalties on our directors and officers under Canadian laws.

We are highly dependent upon our directors and officers and their loss could adversely affect our ability to operate and effect our qualifying acquisition.

Our operations are dependent upon a relatively small group of individuals and, in particular, our directors and officers. We believe that our success depends on the continued service of our directors and officers, at least until we have consummated our qualifying acquisition and possibly thereafter. In addition, our directors and officers are not required to commit any specified amount of time to our affairs and, accordingly, may have conflicts of interest in allocating management time among various business activities, including identifying potential qualifying acquisition and monitoring the related due diligence. We do not have an employment agreement with, or key-personnel insurance on the life of, any of our directors and officers. The unexpected loss of the services of one or more of our directors and officers could have a detrimental effect on us, our operations and our ability to effect our qualifying acquisition.

Our ability to successfully effect our qualifying acquisition and to be successful thereafter will be largely dependent upon the efforts of our key personnel, some of whom may join us following our qualifying acquisition. The loss of key personnel could negatively impact the operations and profitability of our post-qualifying acquisition business.

Our ability to successfully effect our qualifying acquisition is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel will remain with the target business in senior management or advisory positions following our qualifying acquisition, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our qualifying acquisition, our assessment of these individuals may not prove to be correct. As well, these individuals may be unfamiliar with the requirements of operating a company regulated as a reporting issuer under applicable Canadian securities laws, which could cause us to have to expend time and resources helping them become familiar with such requirements.

We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our qualifying acquisition with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our qualifying acquisition with a prospective target business, our ability to assess the target business’ management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target business’ management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we expected. Should the target’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-qualifying acquisition business may be negatively impacted.

The officers and directors of an acquisition target may resign upon or following the closing of our qualifying acquisition. The loss of an acquisition target’s key personnel could negatively impact the operations and profitability of our post-qualifying acquisition business.

The role of an acquisition target’s key personnel upon or following the closing of our qualifying acquisition cannot be ascertained at this time. Although we contemplate that certain members of an acquisition target’s management team will remain associated with the acquisition target following our qualifying acquisition, it is possible that some members of the management team of an acquisition target will not wish to remain in place, which could negatively affect the business.

Our Sponsor, directors and officers may now be, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Until we consummate our qualifying acquisition, we intend to engage in the business of identifying and combining with one or more businesses. Our Sponsor, directors and officers may now be, or may in the future become, affiliated with entities that are engaged in a similar business, including one or more SPACs that may seek to acquire businesses similar to the businesses that the Corporation is seeking to acquire as part of its qualifying acquisition.

Our Sponsor, directors and officers also may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe duties. In the course of their other business activities, our Sponsor, directors and/or officers may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including to seek and present investment and business opportunities to other entities. Additionally, our directors and officers are not required to present investment and business opportunities to the Corporation in priority to other entities with which they are affiliated or to which they owe duties.

Our directors, officers, security holders and their respective affiliates and associates may have interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders, affiliates or associates from having a direct or indirect financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. We are not prohibited from entering into our qualifying acquisition with a target business that is affiliated with our Sponsor, or our directors or officers. In the event that we did wish to enter into our qualifying acquisition with a target business affiliated with our Sponsor, however, we would be required to obtain a fairness opinion from a qualified person, concluding that our qualifying acquisition is fair to us or our shareholders from a financial point of view.

We may attempt to consummate our qualifying acquisition with a private company about which little information is available, which may result in a qualifying acquisition with a company that is not as profitable as we suspected, if at all.

In pursuing our acquisition strategy, we may seek to effectuate our qualifying acquisition with a privately held company. By definition, very little public information exists about private companies, and we could be required to make our decision on whether to pursue a potential qualifying acquisition on the basis of limited information, which may result in our qualifying acquisition with a company that is not as profitable as we suspected, if at all.

The Corporation may lose “foreign private issuer status” in the future, which could result in significant additional costs and expenses.

Following our qualifying acquisition, we expect to employ Proportionate Voting Shares to meet the definition of “foreign private issuer,” as such term is defined in Rule 405 of Regulation C under the U.S. Securities Act. As a result, the Corporation will be a “foreign private issuer,” and will not be subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares and Proportionate Voting Shares are held in the U.S. and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of its directors or executive officers are U.S. citizens or residents; (2) a majority of its assets are located in the U.S.; or (3) its business is administered principally in the U.S.

If the Corporation loses its foreign private issuer status and decides, or is required, to register as a U.S. domestic issuer, the regulatory and compliance costs will be significantly more than the costs incurred as a Canadian foreign private issuer. In such event, the Corporation would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

The Corporation may be subject to risks related to the protection and enforcement of intellectual property rights subsequent to its qualifying acquisition, and may become subject to allegations that the Corporation is in violation of intellectual property rights of third parties.

The ownership and protection of intellectual property rights may be a significant aspect of the Corporation’s future success. We may rely on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. We will try to protect such intellectual property by entering into confidentiality agreements with parties that have access to it, such as our partners, collaborators, employees and consultants. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event we could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use products, trade secrets, technical know-how and proprietary information of other parties. Policing the unauthorized use of intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the owner may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of an issuer, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Corporation.

In addition, other parties may claim that the Corporation’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Corporation may need to obtain licenses from third parties who allege that the Corporation has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Corporation or at all. In addition, the Corporation may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

The Corporation may be subject to risks related to information technology systems, including cyber-attacks.

An issuer’s operations may depend, in part, on how well it and its suppliers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Following its qualifying acquisition, the Corporation’s operations may also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations. The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access may become a priority to ensure the ongoing success and security of the business. As cyber threats continue to evolve, an issuer may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Management of growth may prove to be difficult.

The Corporation’s business may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of an issuer to manage growth effectively requires it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation.

We may not be able to maintain control of a target business after our qualifying acquisition.

We may structure our qualifying acquisition to acquire less than 100% of the equity interests or assets of a target business. Even though we may own a majority interest in the target, our shareholders prior to the qualifying acquisition may collectively own a minority interest in the post-qualifying acquisition company, depending on valuations ascribed to the target and us in the qualifying acquisition. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital of a target. In this case, even if we were to acquire a 100% interest in the target, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to such transaction could own less than a majority of our outstanding shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the target company’s shareholdings than we initially acquired. Accordingly, this may make it more likely that we will not be able to maintain control of the target business. In the event that we structure our qualifying acquisition to acquire less than 100% of the equity interest or assets of the target business, specific securities regulatory requirements may apply to the qualifying acquisition, including pursuant to National Policy 41-201 – Income Trusts and Other Indirect Offerings.

We may be unable to obtain additional financing to complete our qualifying acquisition or to fund the operations and/or growth of a target business, which could compel us to restructure or abandon a particular qualifying acquisition.

Although we believe that the net proceeds of the IPO, and the net proceeds of any loans we may incur from our Sponsor, as further described in the IPO Prospectus, will be sufficient to allow us to consummate our qualifying acquisition. However, if the net proceeds of the IPO prove to be insufficient, either because of the size of our qualifying acquisition, the depletion of the available net proceeds in search of a target business, the obligation to redeem for cash a significant number of Class A Restricted Voting Shares from holders of Class A Restricted Voting Shares who elect redemption in connection with our qualifying acquisition, or the terms of negotiated transactions to purchase shares in connection with our qualifying acquisition, we may be required to seek additional financing or to abandon the proposed qualifying acquisition. Additional financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate our qualifying acquisition, we would be compelled to either restructure the transaction or abandon that particular qualifying acquisition and seek an alternative target business candidate. In addition, even if we do not need additional financing to consummate our qualifying acquisition, we may require such financing to fund the operations and/or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our Sponsor, officers, directors or shareholders are required to provide any financing to us in connection with or after our qualifying acquisition.

We may only be able to complete one qualifying acquisition with the proceeds of the IPO, which will cause us to be solely dependent on a single target business which may have a limited number of products or services.

If we complete a qualifying acquisition with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the industry in which we operate. Further, we will not be able to immediately diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several acquisitions or business combinations in different industries or different areas of a single industry. Accordingly, in such case, the prospects for our success may be solely dependent upon the performance of a single business, or dependent upon the development or market acceptance of a single or limited number of products, processes or services.

There may be tax consequences to our qualifying acquisition that may adversely affect us.

While we expect to undertake any merger or acquisition so as to minimize taxes both to the acquired business and/or assets and us, such qualifying acquisition might not meet the statutory requirements of a tax-deferred rollover for the Corporation or for shareholders. A qualifying acquisition that does not qualify for a tax-deferred rollover could result in the imposition of substantial taxes, and may have other adverse tax consequences to us, the acquired business or assets and/or our shareholders.

Holders of Class A Restricted Voting Shares may not be afforded an opportunity to vote on our proposed qualifying acquisition, which means we may complete our qualifying acquisition even though a majority of our holders of Class A Restricted Voting Shares do not support such a transaction.

We do not intend to hold a shareholder vote to approve our qualifying acquisition, unless required by applicable law. Accordingly, we may consummate a qualifying acquisition even if holders of a majority of the Class A Restricted Voting Shares do not approve of the qualifying acquisition we consummate.

The opportunity of holders of Class A Restricted Voting Shares to affect the investment decision regarding a potential qualifying acquisition may be limited to their exercise of the right to redeem their Class A Restricted Voting Shares for cash.

Since our board of directors intends to complete a qualifying acquisition without seeking approval from holders of the Class A Restricted Voting Shares, holders of Class A Restricted Voting Shares will not have the right or opportunity to vote on the qualifying acquisition. Accordingly, you are relying on the judgment of our management and board of directors and your only opportunity to affect the investment decision regarding a potential qualifying acquisition may be limited to exercising the redemption rights attaching to the Class A Restricted Voting Shares.

The ability of our shareholders to exercise redemption rights with respect to a large number of our Class A Restricted Voting Shares may not allow us to complete the most desirable qualifying acquisition or optimize our capital structure.

At the time we enter into an agreement for our qualifying acquisition, we will not know how many holders of our Class A Restricted Voting Shares may exercise their redemption rights, and therefore will need to structure the transaction based on our expectation as to the number of Class A Restricted Voting Shares that will be submitted for redemption. This consideration may limit our ability to complete the most desirable qualifying acquisition available to us or optimize our capital structure.

Risks Associated with Acquiring and Operating a Business Outside of Canada

If we effect our qualifying acquisition with a company located outside of North America, we could be subject to a variety of additional risks that may negatively impact our operations.

We may pursue acquisition opportunities in any industry or geographic region. If we effect our qualifying acquisition with a company located or operated outside of Canada, we could be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including any of the following:

•	rules and regulations regarding currency redemption;

•	complex corporate withholding taxes on individuals;

•	laws governing the manner in which future transactions may be effected;

•	exchange listing and/or delisting requirements;

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	longer payment cycles;

•	tax issues, such as tax law changes and variations in tax laws as compared to Canada;

•	currency fluctuations and exchange controls;

•	rates of inflation;

•	challenges in collecting accounts receivable;

•	cultural and language differences;

•	employment regulations;

•	crime, strikes, riots, civil disturbances, terrorist attacks and wars; and

•	deterioration of political relations with Canada or other governments or sanctions imposed by Canada or other governments.

We may also be subject to currency exchange risks in connection with any qualifying acquisition. We may not be able to adequately address these additional risks. If we were unable to do so, our operations of the continued business could be compromised.

Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

Managing a business, operations, personnel or assets in another country is challenging and costly. Any management that we may have (whether based abroad or in Canada) may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes and labour practices. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact the Corporation.

If social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, or policy changes or enactments occur in a country in which we may operate after we effect our qualifying acquisition, it may result in a negative impact on our business.

Political events in another country may significantly affect our business, assets or operations. Social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, and policy changes or enactments could negatively impact our business in a particular country.

Many countries have difficult and unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience, which may adversely impact our results of operations and financial condition.

Our ability to seek and enforce legal protections, including with respect to intellectual property and other property rights, or to defend ourselves with regard to legal actions taken against us in a given country, may be difficult or impossible, which could adversely impact us.

Rules and regulations in many countries are often ambiguous or open to differing interpretations by responsible individuals and agencies at the municipal, state, provincial, regional and federal levels. The attitudes and actions of such individuals and agencies are often difficult to predict and can be inconsistent. Delay with respect to the enforcement of particular rules and regulations, including those relating to customs, tax, environment and labour, could cause serious disruptions to operations abroad and negatively impact us.

After our qualifying acquisition, substantially all of our assets may be located in a foreign country and substantially all of our revenue may be derived from our operations in such country. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions and the tax laws in the country in which we operate.

The economic, political and social conditions, as well as government policies and tax laws, of the country in which our operations are located could affect our business. If in the future such country’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to consummate our qualifying acquisition and if we effect our qualifying acquisition, the ability of that target business to become profitable.

In the event we acquire a non-Canadian target, or a Canadian target with material non-Canadian operations, some or all of our net income (including gain realized on a sale of the acquired target) may be subject to taxation (including income and withholding taxation) in the target business’ home jurisdiction. The resulting rate of taxation on such income may be materially higher than would have been applicable if such income had been earned by the Corporation in Canada from Canadian operations or assets.

Currency policies may cause a business’ ability to succeed in the international markets to be diminished.

In the event we acquire a non-Canadian target, or a Canadian target with material non-Canadian operations, some or all of our revenues and income would likely be received in a foreign currency, and the dollar equivalent of our net assets and distributions, if any, could be adversely affected by reductions in the value of the local currency. The value of the currencies in our target regions fluctuate and are affected by, among other things, changes in political and economic conditions. Any change in the relative value of such currency against our reporting currency may affect the attractiveness of any target business or, following the closing of our qualifying acquisition, our financial condition and results of operations. Additionally, if a currency appreciates in value against the Canadian dollar prior to the closing of our qualifying acquisition, the cost of a target business as measured in dollars will increase, which may make it less likely that we are able to consummate such transaction.

Risks associated with the contractual right of action.

The contractual right of action expected to be provided at the time of a qualifying acquisition could expose the Corporation to one or more actions for rescission or damages, and costs, following a qualifying acquisition if the applicable prospectus contains or is alleged to have contained a misrepresentation. In addition, as the Corporation will indemnify the other parties granting such rights, it could suffer additional expenses. The Corporation may seek to mitigate its exposure through insurance. These contractual rights could potentially have a material adverse effect on the Corporation.

AUDITORS, TRANSFER AGENT, WARRANT AGENT AND ESCROW AGENT

Our auditors are RSM US LLP, having an address of 4 Times Square, 151 West 42nd Street, 19th Floor, New York, NY, 10036. RSM US LLP an independent registered public accounting firm.

TSX Trust Company, at its principal offices in Toronto, Ontario is the transfer agent and registrar for our Class A Restricted Voting Units and Class A Restricted Voting Shares and is the Warrant Agent for our Warrants under the Warrant Agreement.

TSX Trust Company, at its principal offices in Toronto, Ontario, is the Escrow Agent.

PROMOTER

Our Sponsor is considered a promoter of the Corporation within the meaning of applicable securities legislation.

As of the date of this AIF, our Sponsor holds, of record and beneficially, 9,000,000 Class B Shares representing 20% of our issued and outstanding shares (including the Class A Restricted Voting Shares and assuming no exercise of our Warrants). In addition, our Sponsor holds 12,000,000 Founder’s Warrants, which constitutes 40% of our issued and outstanding share purchase warrants. Our Sponsor does not own any of our Class A Restricted Voting Shares.

We entered into an administrative services agreement on the closing of the IPO pursuant to which we have agreed to pay our Sponsor a total of $10,000 (plus applicable taxes) per month, for an initial term of 18 months, subject to possible extension, for administrative support and related services. Additionally, in April 2020, the Corporation agreed to pay our Sponsor for certain overhead costs incurred on behalf of the Corporation. The Corporation paid the Sponsor $278,952 for the year ended December 31, 2020 related to these costs. Upon completion of our qualifying acquisition, we will cease making payments pursuant to these arrangements.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

To the knowledge of the Corporation, there are no material legal proceedings to which the Corporation is a party or to which its property is subject, nor were there any such proceedings during fiscal year 2020, and, to the Corporation’s knowledge, no such proceedings are contemplated.

Regulatory Actions

We are not aware of any penalties or sanctions imposed by a court or securities regulatory authority or other regulatory body against us, nor have we entered into any settlement agreements before a court or with a securities regulatory authority.

MATERIAL CONTRACTS

The following are the only material contracts of the Corporation (other than certain agreements entered into in the ordinary course of business):

(a)	the Transaction Agreement;

(b)	the Exchange Agreement and Undertaking;

(c)	the Make Whole Agreement and Undertaking;

(d)	the Escrow Agreement; and

(e)	the Warrant Agreement.

Copies of these agreements are available for inspection at our offices, during ordinary business hours and are available on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional financial information is provided in our audited financial statements and Management’s Discussion & Analysis for the period ended December 31, 2020.

APPENDIX A

Charter of the Audit Committee

of Bespoke Capital Acquisition Corp.

Section 1 PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Bespoke Capital Acquisition Corp. (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;

(d)	satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and

(g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with International Financial Reporting Standards, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2 LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information; (ii) the accuracy and completeness of the information provided; (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor; (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles; and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3 COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member should be “financially literate” within the meaning of 52-110. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within 45 days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation’s notice of articles and articles from time to time.

Section 4 ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)	Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review, recommend and approve any of the Corporation’s press releases that contain financial information.

(10)	Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor.

(12)	Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(21)	Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(28)	Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33)	With prior Board approval, the Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(37)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any.

(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet audit committee reporting obligations under 52-110.

Section 5 AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(1)	Anyone may submit a complaint regarding conduct by the Corporation or its employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair should oversee treatment of such complaints.

Procedures

(2)	The Chair will be responsible for the receipt and administration of employee complaints.

(3)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint confidentially.

Investigation

(4)	The Chair should review and investigate the complaint. Corrective action will be taken when and as warranted in the Chair’s discretion.

Confidentiality

(5)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

(6)	The Chair should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.